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As filed with the Securities and Exchange Commission on July 22, 2005

Registration No. 333-121942

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ITERIS, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	95-2588496 (I.R.S. Employer Identification Number)

1515 South Manchester Avenue
Anaheim, California 92802
(714) 774-5000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

JACK JOHNSON
President and Chief Executive Officer
Iteris, Inc.
1515 South Manchester Avenue
Anaheim, California 92802
(714) 774-5000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Ellen S. Bancroft, Esq.
J.R. Kang, Esq.
Dorsey & Whitney LLP
38 Technology Drive
Irvine, California 92618
(949) 932-3600

Approximate date of commencement of proposed sale to the public:
from time to time after the effective date of this registration statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.10 par value per share (including associated preferred stock purchase rights)	16,385,565 shares	$3.00	$49,156,695	$5,786

(1)
Estimate based upon the average of the high and low prices of the Registrant's common stock on July 19, 2005 as reported by the American Stock Exchange, pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended.

(2)
Pursuant to Rule 416, this registration statement also covers any additional shares of common stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

16,385,565 Shares

ITERIS, INC.

Common Stock

        This prospectus relates to the disposition from time to time of a total of 16,385,565 shares of the common stock of Iteris, Inc. or interests therein by the selling stockholders listed on page 14 and their transferees. The prices at which the selling stockholders may sell or otherwise dispose of their shares or interests therein will be determined by the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

        Our common stock is listed on the American Stock Exchange under the symbol "ITI". On July 19, 2005, the last reported sale price for our common stock was $3.01 per share.

        You should carefully consider the risk factors beginning on page 3 of this prospectus before purchasing any of the common stock offered by this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

THE COMPANY

        Iteris, Inc., formerly known as Iteris Holdings, Inc., is a leading provider of outdoor machine vision systems and sensors that optimize the flow of traffic and enhance driver safety. Using proprietary software and Intelligent Transportation Systems ("ITS") industry expertise, we provide video sensor systems, transportation management and traveler information systems and other engineering consulting services to the ITS industry. The ITS industry is comprised of companies applying a variety of technologies to enable the safe and efficient movement of people and goods. We use our outdoor image recognition software expertise to develop proprietary algorithms for video sensor systems that improve vehicle safety and the flow of traffic. Using our knowledge of the ITS industry, we design and implement transportation management systems that help public agencies reduce traffic congestion and provide greater access to traveler information.

        Our proprietary image recognition systems include AutoVue and Vantage. AutoVue is a small windshield mounted sensor that uses proprietary software to detect and warn drivers of unintended lane departures. We have sold approximately 13,000 production AutoVue Lane Departure Warning ("LDW") systems for use on truck platforms in the European and North American markets, and our AutoVue LDW system is currently offered as an option on certain Mercedes, MAN, Freightliner and International trucks. We believe that our AutoVue LDW technology is a broad sensor platform that, through additional software development, may be expanded to incorporate additional safety and convenience features. Vantage is a video-based vehicle sensing system that detects vehicles on roadways, enabling more efficient traffic management. Applications include traffic signal operations, incident detection and data collection.

        Our transportation management systems include the design, development and implementation of our software-based systems that integrate sensors, video surveillance, computers and advanced communications equipment to enable public agencies to monitor, control and direct traffic flow, assist in the quick dispatch of emergency crews and distribute real-time information about traffic conditions. We also offer related services that include planning and other engineering for the implementation of transportation related communications systems, analysis and studies related to goods movement and commercial vehicle operations, and parking systems designs.

        We currently operate in three reportable segments: Roadway Sensors, Automotive Sensors and Systems. The Roadway Sensors segment includes our Vantage vehicle detection systems. The Automotive Sensors segment includes our AutoVue LDW systems for vehicle safety. The Systems segment includes transportation engineering and consulting services, and the development of transportation management and traveler information systems for the ITS industry.

        We were incorporated in Delaware in October 1987 as Odetics, Inc. In September 2003, we changed our name to Iteris Holdings, Inc. in order to communicate our focus on our ITS business. On October 22, 2004, we completed a merger with our majority-owned subsidiary, Iteris, Inc. (the "Iteris Subsidiary"), and officially changed our corporate name from Iteris Holdings, Inc. to Iteris, Inc. Our common stock is listed on the American Stock Exchange under the symbol "ITI". Our principal executive offices are located at 1515 South Manchester Avenue, Anaheim, California 92802, and our telephone number is (714) 774-5000. Our website is www.iteris.com. Information available on our website does not constitute part of this prospectus.

        AutoVue™, Iteris™ and Vantage™ are among the trademarks of Iteris, Inc. Any other trademarks or trade names mentioned herein are the property of their respective owners.

RISK FACTORS

        Our business is subject to a number of risks, some of which are discussed below. Other risks are presented elsewhere in this prospectus and in the information incorporated by reference into the prospectus. You should consider the following risks carefully in addition to the other information contained in this prospectus (including the information incorporated by reference) before purchasing shares of our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations. If any of these risks actually occurs, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment.

        We Have Experienced Substantial Losses And May Continue To Experience Losses For The Foreseeable Future.    We experienced net losses from continuing operations of $11.3 million, $1.9 million and $5.3 million in the years ended March 31, 2005, 2004, and 2003, respectively. While we have divested all of our other business units and merged with our Iteris Subsidiary, we cannot assure you that our efforts to downsize our operations or reduce our operating expenses will improve our financial performance, or that we will be able to achieve profitability on a quarterly or annual basis in the future. Most of our expenses are fixed in advance. As such, we generally are unable to reduce our expenses significantly in the short-term to compensate for any unexpected delay or decrease in anticipated revenues. As a result, we may continue to experience operating losses and net losses, which would make it difficult to fund our operations and achieve our business plan, and could cause the market price of our common stock to decline.

        We May Need To Raise Additional Capital In The Future, But We May Not Be Able To Secure Adequate Funds On Terms Acceptable To Us, Or At All.    We have generated significant net losses and operating losses in recent periods, and have experienced volatility in our cash flows from operations ranging from positive cash flows from operations of $858,000 in the year ended March 31, 2005, to negative cash flows from operations of $718,000 and $4.8 million in the years ended March 31, 2004, and 2003, respectively. While we completed a $10.1 million convertible debenture financing and our Iteris Subsidiary closed a $5.0 million term loan in May 2004, the majority of the proceeds from such financings were used to purchase the Series A preferred stock of our Iteris Subsidiary held by outside investors.

        At March 31, 2005, we failed to meet some of our debt covenants under our current credit agreement with our bank. At that time, we had $4.0 million in term debt and $945,000 in revolving credit outstanding in connection with this credit agreement. Although we are currently in negotiations to restructure this credit facility, we cannot assure you that we will be able to complete this restructuring under acceptable terms, or at all.

        We may raise additional capital in the near future to fund our operations or to repay indebtedness. Such additional capital may be raised through bank borrowings, or other debt or equity financings.    We cannot assure you that any additional capital will be available on a timely basis, on acceptable terms, or at all.

        Our capital requirements will depend on many factors, including, but not limited to:

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  our ability to successfully renegotiate a new credit arrangement with our bank;

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  our ability to control costs;

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  market acceptance of our products and the overall level of sales of our products;

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  our ability to generate operating income;

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  increased research and development funding;

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  increased sales and marketing expenses;

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  technological advancements and our competitors' response to our products;

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  capital improvements to new and existing facilities;

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  potential acquisitions of businesses and product lines;

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  our relationships with customers and suppliers; and

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  general economic conditions, including the effects of the current economic slowdown and international conflicts.

        If our capital requirements are materially different from those currently planned, we may need additional capital sooner than anticipated. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced and such securities may have rights, preferences and privileges senior to our common stock. Additional financing may not be available on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to continue our operations as planned, develop or enhance our products, expand our sales and marketing programs, take advantage of future opportunities or respond to competitive pressures.

        If Our Internal Controls Over Financial Reporting Do Not Comply With The Requirements Of The Sarbanes-Oxley Act, Our Business And Stock Price Could Be Adversely Affected.    We and our independent registered public accounting firm are evaluating the effectiveness of our internal controls over financial reporting to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires us to evaluate the effectiveness of our internal controls over financial reporting as the end of each fiscal year beginning in the fiscal year ending March 31, 2006, and to include a management report assessing the effectiveness of our internal controls over financial reporting in all annual reports beginning with our Annual Report on Form 10-K for the fiscal year ending March 31, 2006. Section 404 also requires our independent accountant to attest to, and report on, management's assessment of our internal controls over financial reporting.

        Our management, including our CEO and CFO, does not expect that our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been, or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and we cannot assure you that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

        As of March 31, 2005, we became aware of a material weakness in our internal controls related to the accounting for the consolidation of our deferred compensation savings plan. We cannot assure you that we or our independent registered public accounting firm will not identify another material weakness in our internal controls. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management has concluded that, as of March 31, 2004, our internal control over financial reporting was not effective due to the existence of a material weakness. If our internal controls over financial reporting are not considered adequate, we may experience a loss of public confidence, which could have an adverse effect on our business and our stock price.

        We Rely On A Single Manufacturer For Our AutoVue LDW Systems And May Experience Supply Issues For This Product Which Could Materially And Adversely Impact Our Sales And Ultimate Market Acceptance Of AutoVue.    We outsource the manufacture of our AutoVue product line to a single manufacturer. We are currently negotiating with a second supplier for the AutoVue product line. This manufacturer may not be able to produce sufficient quantities of this product in a timely manner or at a reasonable cost, which could materially and adversely affect our ability to launch or gain market acceptance of AutoVue. We are currently experiencing shortages on certain components used in the manufacture of AutoVue LDW units sold to the heavy truck market and must design and qualify a next generation system before our existing supplies are exhausted. AutoVue production availability may also be impacted by long lead times on replacement components or an inability to design these new components into production units. Based on current sales and unit forecasts, we believe we currently have a four month supply of these components on hand. We are searching world-wide supply sources to acquire additional components, but we cannot assure you that we will be able to obtain sufficient quantities of these components or that such components will be available on a timely basis. Should we not be able to procure these components before our current inventory is depleted or we engineer and qualify a next generation system, we could experience a shortfall in revenues for a brief period of time until such components can be located or the qualification of a new component is complete.

        We Depend On Government Contracts And Subcontracts, And Because Many Of Our Government Contracts Are Fixed Price Contracts, Higher Than Anticipated Costs Will Reduce Our Profit And Could Adversely Impact Our Operating Results.    A significant portion of our sales were derived from contracts with governmental agencies, either as a general contractor, subcontractor or supplier. Government contracts represented approximately 37.4%, 48.2% and 53.8% of our total net sales and contract revenues for the years ended March 31, 2005, 2004 and 2003, respectively. We anticipate that revenue from government contracts will continue to increase in the near future. Government business is, in general, subject to special risks and challenges, including:

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  long purchase cycles or approval processes;

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  competitive bidding and qualification requirements;

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  the impact of international conflicts;

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  performance bond requirements;

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  changes in government policies and political agendas;

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  delays in funding, budgetary constraints and cut-backs; and

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  milestone requirements and liquidated damage provisions for failure to meet contract milestones

        In addition, a large number of our government contracts are fixed price contracts. As a result, we may not be able to recover any cost overruns we may incur. These fixed price contracts require us to estimate the total project cost based on preliminary projections of the project's requirements. The financial viability of any given project depends in large part on our ability to estimate these costs accurately and complete the project on a timely basis. In the event our costs on these projects exceed the fixed contractual amount, we will be required to bear the excess costs. Such additional costs would adversely affect our financial condition and results of operations. Moreover, certain of our government contracts are subject to termination or renegotiation at the convenience of the government, which could result in a large decline in our net sales in any given quarter. Our inability to address any of the foregoing concerns or the loss or renegotiation of any material government contract could seriously harm our business, financial condition and results of operations.

        If We Are Unable To Develop And Introduce New Products And Product Enhancements Successfully And In A Cost-Effective And Timely Manner, Or Are Unable To Achieve Market Acceptance Of Our New Products, Our Operating Results Would Be Adversely Affected.    We believe our revenue growth and future operating results will depend on our ability to complete development of new products and enhancements, introduce these products in a timely, cost-effective manner, achieve broad market acceptance of these products and enhancements, and reduce our product costs. We may not be able to introduce any new products or any enhancements to our existing products on a timely basis, or at all. In addition, the introduction of any new products could adversely affect the sales of certain of our existing products. Our future success will also depend in part on the success of several products including our AutoVue LDW system.

        We believe that we must continue to make substantial investments to support ongoing research and development in order to remain competitive. We need to continue to develop and introduce new products that incorporate the latest technological advancements in outdoor image processing hardware, software and camera technologies in response to evolving customer requirements. Our business and results of operations could be adversely affected if we do not anticipate or respond adequately to technological developments or changing customer requirements. We cannot assure you that any such investments in research and development will lead to any corresponding increase in revenue.

        Market acceptance of our new products depends upon many factors, including our ability to accurately predict market requirements and evolving industry standards, our ability to resolve technical challenges in a timely and cost-effective manner and achieve manufacturing efficiencies, the perceived advantages of our new products over traditional products and the marketing capabilities of our independent distributors and strategic partners. In particular, we have granted Valeo the exclusive right to sell and manufacture our AutoVue lane departure warning system to the worldwide passenger market in exchange for royalty payments for each AutoVue unit sold. As such, the future success and broad market acceptance of our AutoVue technologies will depend upon Valeo's ability to manufacture, market and sell our technologies, and to convince more OEM passenger car manufacturers to adopt our technologies. The success of our AutoVue system will also depend in part on the success of the automotive vehicles that incorporate our technology, as well as the success of optional equipment that OEMs bundle with our technologies.

        Our business and results of operations could also be seriously harmed by any significant delays in our new product development. Certain of our new products could contain undetected design faults and software errors or "bugs" when first released by us, despite our testing. We may not discover these faults or errors until after a product has been installed and used by our customers. Any faults or errors in our existing products or in any new products may cause delays in product introduction and shipments, require design modifications or harm customer relationships, any of which could adversely affect our business and competitive position.

        An Economic Slowdown And Related Uncertainties Could Adversely Impact The Demand For Our Products.    Concerns about inflation, decreased consumer confidence, reduced corporate profits and capital spending, and recent international conflicts and terrorist and military actions have resulted in a downturn in worldwide economic conditions, particularly in the United States. These unfavorable economic conditions may have a negative impact on customer orders, cancellations and rescheduling of backlog. In addition, recent political and social turmoil related to international conflicts and terrorist acts can be expected to put further pressure on economic conditions in the U.S. and worldwide. These political, social and economic conditions make it extremely difficult for our customers, our suppliers and us to accurately forecast and plan future business activities. If such conditions continue or worsen, our business, financial condition and results of operations will likely be materially and adversely affected.

        Our Quarterly Operating Results Fluctuate As A Result Of Many Factors. Therefore, We May Fail To Meet Or Exceed The Expectations Of Securities Analysts And Investors, Which Could Cause Our Stock Price To Decline.    Our quarterly revenues and operating results have fluctuated and are likely to continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. Factors that could affect our revenues include, among others, the following:

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  our ability to raise additional capital;

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  our ability to control costs;

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  international conflicts and acts of terrorism;

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  our ability to develop, introduce, patent, market and gain market acceptance of new products, applications and product enhancements in a timely manner, or at all;

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  the size, timing, rescheduling or cancellation of significant customer orders;

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  the introduction of new products by competitors;

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  the availability of components used in the manufacture of our products;

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  changes in our pricing policies and the pricing policies of our suppliers and competitors, pricing concessions on volume sales, as well as increased price competition in general;

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  the long lead times associated with government contracts or required by vehicle manufacturers;

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  continued delays in the passage of the six year transportation bill by the U.S. government;

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  our success in expanding and implementing our sales and marketing programs;

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  the effects of technological changes in our target markets;

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  our relatively small level of backlog at any given time;

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  seasonality due to winter weather conditions;

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  the mix of our sales;

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  deferrals of customer orders in anticipation of new products, applications or product enhancements;

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  risks and uncertainties associated with our international business;

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  currency fluctuations and our ability to get currency out of certain foreign countries; and

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  general economic and political conditions.

        Due to all of the factors listed above as well as other unforeseen factors, our future operating results could be below the expectations of securities analysts or investors. If that happens, the trading price of our common stock could decline. As a result of these quarterly variations, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance.

        If We Do Not Keep Pace With Rapid Technological Changes And Evolving Industry Standards, We Will Not Be Able To Remain Competitive And There Will Be No Demand For Our Products.    Our markets are in general characterized by the following factors:

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  rapid technological advances;

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  downward price pressure in the marketplace as technologies mature;

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  changes in customer requirements;

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  frequent new product introductions and enhancements; and

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  evolving industry standards and changes in the regulatory environment.

        Our future success will depend upon our ability to anticipate and adapt to changes in technology and industry standards, and to effectively develop, introduce, market and gain broad acceptance of new products and product enhancements incorporating the latest technological advancements.

        We Have Adopted A New Operating Strategy, Which Is Untried And Exposes Us To New Risks.    We recently divested ourselves of all of our other business units and merged with our Iteris Subsidiary and significantly scaled back our operations in order to focus on the ITS business. We have abandoned our strategy of incubating emerging companies, which historically required us to make significant investments in new business units. Our current business strategy is narrow and untried, and we cannot assure you that our new business strategy or the continued execution of this business will be successful.

        The Markets In Which We Operate Are Highly Competitive And Have Many More Established Competitors, Which Could Adversely Affect Our Sales Or The Market Acceptance Of Our Products.    We compete with numerous other companies in our target markets including, but not limited to, large, multinational corporations and many smaller regional engineering firms. We expect such competition to increase due to technological advancements, industry consolidations and reduced barriers to entry. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business, financial condition and results of operations. Many of our competitors have far greater name recognition and greater financial, technological, marketing and customer service resources than we do. This may allow them to respond more quickly to new or emerging technologies and changes in customer requirements. It may also allow them to devote greater resources to the development, promotion, sale and support of their products than we can. Recent consolidations of end users, distributors and manufacturers in our target markets have exacerbated this problem. As a result of the foregoing factors, we may not be able to compete effectively in our target markets and competitive pressures could adversely affect our business, financial condition and results of operations.

        We May Be Unable To Attract And Retain Key Personnel, Which Could Seriously Harm Our Business.    Due to the specialized nature of our business, we are highly dependent on the continued service of our executive officers and other key management, engineering and technical personnel, particularly Jack Johnson. In connection with the roll-up merger of the Iteris Subsidiary, Mr. Johnson became our Chief Executive Officer and Mr. James Miele, the former Controller of our Iteris Subsidiary, was promoted to serve as our Chief Financial Officer. The loss of either of these individuals or of any of our executive officers or key members of management could adversely affect our business, financial condition or results of operations. Our success will also depend in large part upon our ability to continue to attract, retain and motivate qualified engineering and other highly skilled technical personnel. Competition for employees, particularly development engineers, is intense. We may not be able to continue to attract and retain sufficient numbers of such highly skilled employees. Our inability to attract and retain additional key employees or the loss of one or more of our current key employees could adversely affect our business, financial condition and results of operations.

        We May Not Be Able To Adequately Protect Or Enforce Our Intellectual Property Rights, Which Could Harm Our Competitive Position.    If we are not able to adequately protect or enforce the proprietary aspects of our technology, competitors could be able to access our proprietary technology and our business, financial condition and results of operations will likely be seriously harmed. We currently attempt to protect our technology through a combination of patent, copyright, trademark and trade secret laws, employee and third party nondisclosure agreements and similar means. Despite our efforts, other parties may attempt to disclose, obtain or use our technologies or systems. Our competitors may also be able to independently develop products that are substantially equivalent or superior to our products or design around our patents. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States. As a result, we may not be able to protect our proprietary rights adequately in the United States or abroad.

        From time to time, we have received notices that claim we have infringed upon the intellectual property of others. Even if these claims are not valid, they could subject us to significant costs. We have engaged in litigation in the past, and litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Litigation may also be necessary to defend against claims of infringement or invalidity by others. An adverse outcome in litigation or any similar proceedings could subject us to significant liabilities to third parties, require us to license disputed rights from others or require us to cease marketing or using certain products or technologies. We may not be able to obtain any licenses on terms acceptable to us, or at all. We also may have to indemnify certain customers or strategic partners if it is determined that we have infringed upon or misappropriated another party's intellectual property. Any of these results could adversely affect our business, financial condition and results of operations. In addition, the cost of addressing any intellectual property litigation claim, both in legal fees and expenses, and the diversion of management's attention and resources, regardless of whether the claim is valid, could be significant and could seriously harm our business, financial condition and results of operations.

        The Trading Price Of Our Common Stock Is Highly Volatile.    The trading price of our common stock has been subject to wide fluctuations in the past. Since January 2000, our Class A common stock (now known as our common stock) has traded at prices as low as $0.45 per share and as high as $29.44 per share. The market price of our common stock could continue to fluctuate in the future in response to various factors, including, but not limited to:

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  quarterly variations in operating results;

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  our ability to control costs and improve cash flow;

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  our ability to raise additional capital;

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  shortages announced by suppliers;

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  announcements of technological innovations or new products or applications by our competitors, customers or us;

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  acquisitions of businesses, products or technologies;

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  the impact of any litigation;

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  changes in investor perceptions;

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  changes in earnings estimates or investment recommendations by securities analysts; and

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  international conflicts, political unrest and acts of terrorism.

        The stock market in general has recently experienced volatility, which has particularly affected the market prices of equity securities of many technology companies. This volatility has often been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock. In the past, companies that have experienced volatility in the market price of their securities have been the subject of securities class action litigation. If we were to become the subject of a class action lawsuit, it could result in substantial losses and divert management's attention and resources from other matters.

        We May Engage In Acquisitions Of Companies or Technologies That May Require Us To Undertake Significant Capital Infusions And Could Result In Disruptions Of Our Business And Diversion Of Resources And Management Attention.    We have historically, and may in the future,

acquire complementary businesses, products and technologies. Acquisitions may require significant capital infusions and, in general, acquisitions also involve a number of special risks, including:

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  potential disruption of our ongoing business and the diversion of our resources and management's attention;

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  the failure to retain or integrate key acquired personnel;

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  the challenge of assimilating diverse business cultures, and the difficulties in integrating the operations, technologies and information system of the acquired companies;

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  increased costs to improve managerial, operational, financial and administrative systems and to eliminate duplicative services;

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  the incurrence of unforeseen obligations or liabilities;

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  potential impairment of relationships with employees or customers as a result of changes in management; and

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  increased interest expense and amortization of acquired intangible assets.

        Our competitors are also soliciting potential acquisition candidates, which could both increase the price of any acquisition targets and decrease the number of attractive companies available for acquisition. Acquisitions may also materially and adversely affect our operating results due to large write-offs, contingent liabilities, substantial depreciation, deferred compensation charges or intangible asset amortization, or other adverse tax or accounting consequences. We cannot assure you that we will be able to identify or consummate any additional acquisitions, successfully integrate any acquisitions or realize the benefits anticipated from any acquisition.

        Our International Business Operations May Be Threatened By Many Factors That Are Outside Of Our Control.    We currently market our AutoVue and Vantage products internationally and we anticipate that our international operations will expand in the near future. International business operations are subject to various inherent risks, including, among others:

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  currency fluctuations and restrictions;

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  political, social and economic instability;

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  reduced protection for intellectual property rights in some countries;

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  unexpected changes in regulatory requirements, tariffs and other trade barriers or restrictions;

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  the burdens of compliance with a wide variety of foreign laws and more restrictive labor laws and obligations;

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  longer accounts receivable payment cycles;

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  difficulties in managing and staffing international operations;

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  potentially adverse tax consequences; and

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  import and export license requirements and restrictions of the United States and each other country in which we operate.

        All of our international sales from this point on are denominated in U.S. dollars. As a result, an increase in the relative value of the dollar could make our products more expensive and potentially less price competitive in international markets. We do not engage in any transactions as a hedge against risks of loss due to foreign currency fluctuations.

        Any of the factors mentioned above may adversely affect our future international sales and, consequently, affect our business, financial condition and operating results. Furthermore, as we increase our international sales, our total revenues may also be affected to a greater extent by seasonal fluctuations resulting from lower sales that typically occur during the summer months in Europe and other parts of the world.

        Some Of Our Directors, Officers And Their Affiliates Can Control The Outcome Of Matters That Require The Approval Of Our Stockholders, And Accordingly We Will Not Be Able To Engage In Certain Transactions Without Their Approval.    As of March 31, 2005, our officers and directors owned approximately 16% of the outstanding shares of our common stock (and approximately 25% of our common stock when including options, warrants and other convertible securities held by them which are currently exercisable or convertible or will become exercisable or convertible within 60 days after March 31, 2005). As a result of their stock ownership, our management will be able to significantly influence the election of our directors and the outcome of corporate actions requiring stockholder approval, such as mergers and acquisitions, regardless of how our other stockholders may vote. This concentration of voting control may have a significant effect in delaying, deferring or preventing a change in our management or change in control and may adversely affect the voting or other rights of other holders of common stock.

        Certain Anti-Takeover Provisions May Affect The Price Of Our Common Stock And Discourage A Third Party From Acquiring Us.    Certain provisions of our certificate of incorporation and our stockholder rights plan could make it difficult for a third party to acquire us, even though an acquisition might be beneficial to our stockholders. Such provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Under the terms of our certificate of incorporation, our Board of Directors is authorized to issue, without stockholder approval, up to 2,000,000 shares of preferred stock with voting, conversion and other rights and preferences superior to those of our common stock. Our future issuance of preferred stock could be used to discourage an unsolicited acquisition proposal. In addition, in March 1998, we adopted a stockholder rights plan and declared a dividend of preferred stock purchase rights to our stockholders. We amended this plan in May 2004. In the event a third party acquires more than 15% of the outstanding voting control of our company or 15% of our outstanding common stock, the holders of these rights will be able to purchase the junior participating preferred stock at a substantial discount off of the then current market price. The exercise of these rights and purchase of a significant amount of stock at below market prices could cause substantial dilution to a particular acquirer and discourage the acquirer from pursuing our company. The mere existence of a stockholder rights plan often delays or makes a merger, tender offer or proxy contest more difficult.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

        This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. Pursuant to the SEC rules, this prospectus, which forms a part of the registration statement, does not contain all of the information in such registration statement. You may read or obtain a copy of the registration statement from the SEC in the manner described above.

        The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. The documents we incorporate by reference are:

  1.
  Our Annual Report on Form 10-K for the fiscal year ended March 31, 2005 filed with the SEC on July 14, 2005;

  2.
  Our Current Report on Form 8-K filed with the SEC on July 14, 2005;

  3.
  Our Current Report on Form 8-K furnished to the SEC on June 2, 2005; and

  4.
  The description of our common stock (including the description of our preferred stock purchase rights) contained in our registration statement on Form 8-A filed with the SEC on December 8, 2004, including any amendment or report filed for the purpose of updating such description.

        In addition, we incorporate by reference all reports and other documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of this prospectus and prior to the termination of this offering and all such reports and documents will be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference. Requests for documents should be submitted in writing to the Secretary, at Iteris, Inc., 1515 South Manchester Avenue, Anaheim, California 92802, or by telephone at (714) 774-5000.

FORWARD-LOOKING STATEMENTS

        All statements included or incorporated by reference in this prospectus, other than statements or characterizations of historical fact, are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning projected expenses, growth in revenue from government contracts, our ability to control costs, our accounting estimates, assumptions and judgments, the investment in research and development for our subsidiaries and business units, the market acceptance and performance of our products, the competitive nature of our markets, our ability to achieve product integration, the status of, and our ability to keep pace with, evolving technologies, the development and market acceptance of new product introductions, the adoption of future industry standards, our production capacity, our ability to consummate acquisitions and integrate their operations successfully, the need for additional capital, our ability to raise capital, and our ability to achieve profitability, monetize and spin-off any of our business units. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "potential," "continue," similar expressions and variations or negatives of these words. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These forward-looking statements speak only as of the date of this prospectus and are based upon the information available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are listed under the section "Risk Factors" beginning on page 3 of this prospectus. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

USE OF PROCEEDS

        The shares of common stock covered by this prospectus will be sold or otherwise disposed of by the selling stockholders, and the selling stockholders will receive all of the proceeds from dispositions of such shares or interests therein. We will not receive any proceeds from the disposition of the shares covered by this prospectus or interests therein. However, we will receive the proceeds from the exercise of the warrants by the selling stockholders and those proceeds will be used for our general corporate purposes.

SELLING STOCKHOLDERS

        The selling stockholders acquired the shares held by them and offered by this prospectus in connection with (i) a private placement completed in May 2001, (ii) a private placement completed in August 2002, (iii) the July 2003 restructuring of the lease for our principal operating facilities located in Anaheim, California, (iv) a private placement completed in July 2003, (v) a consulting agreement, (vi) a convertible debenture financing completed in May 2004, (vii) a share exchange completed in May 2004, (viii) a share exchange completed in June 2004, (ix) our October 2004 merger with our Iteris Subsidiary pursuant to which we assumed all of the outstanding warrants of the Iteris Subsidiary, (x) the exercise of options and (xi) a severance arrangement.

        Pursuant to a securities purchase agreement dated May 29, 2001 by and between us and Castle Creek Technology Partners LLC, we issued to Castle Creek warrants to purchase up to 853,334 shares of our common stock. One warrant to purchase 426,667 shares of common stock has an exercise price of $3.00 per share and expires May 29, 2006. The second warrant to purchase an additional 426,667 shares has an exercise price of $1.28 per share and expires November 29, 2006. Castle Creek exercised the second warrant in full.

        Pursuant to the Subscription Agreement dated August 7, 2002 by and between us and Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P. and Special Situations Private Equity Fund, L.P., such entities purchased (i) an aggregate of 2,500,000 shares of our common stock, (ii) warrants to purchase up to an aggregate of 1,250,000 shares of our common stock at an exercise price of $1.50 per share, subject to adjustment in specified circumstances (the "Series A Warrants"), and (iii) warrants to purchase up to an aggregate of 1,250,000 shares of our common stock at an exercise price of $1.80 per share, subject to adjustment in specified circumstances (the "Series B Warrants"). In addition, Roth Capital Partners, LLC received warrants to purchase up to an aggregate of 187,500 shares of our common stock (collectively, the "Roth Warrants") in partial consideration for its services as placement agent in the private placement as follows: (a) warrants to purchase up to 75,000 shares of common stock with a per share exercise price of $1.44, subject to adjustment in specified circumstances, (b) warrants to purchase up to 50,000 shares of common stock with a per share exercise price of $1.68, subject to adjustment in specified circumstances, and (c) warrants to purchase up to 62,500 shares of common stock with a per share exercise price of $1.95, subject to adjustment in specified circumstances. All of the Series A Warrants, Series B Warrants and Roth Warrants expire in August 2007.

        We may redeem all of the Series A Warrants, at a price of $0.01 per share of common stock then purchasable under the warrants, if the closing bid price of one share of our common stock equals or exceeds $3.00 for twenty consecutive trading days, subject to the rights of the holders thereof to exercise their warrants prior to the redemption date. In order to exercise this redemption option, we must redeem all of the Series A Warrants on the same terms. In addition, we may redeem all of the Series B Warrants if the closing bid price of one share of our common stock equals or exceeds $3.60 for twenty consecutive trading days, subject to the rights of the holders thereof to exercise their warrants prior to the redemption date. The redemption would be effected at a price of $0.01 per share of common stock then purchasable under the warrants, and in order to exercise this redemption option, we must redeem all of the Series B Warrants on the same terms. In March 2004, we advised Special Situations that the closing bid price of our common stock had exceeded $3.00 for twenty consecutive trading days and that the Series A Warrants would be redeemed in April 2004. Special Situations exercised the Series A Warrants in full in April 2004 prior to the redemption date.

        1515 South Manchester, LLC, the landlord for our principal operating facilities located in Anaheim, California, received 425,000 shares of our common stock and a warrant to purchase up to 75,000 shares of our common stock (the "Landlord Warrant") in connection with the July 2003 restructuring of the lease for our Anaheim property. The landlord subsequently transferred the 425,000 shares of common stock to certain of its affiliates. The Landlord Warrant has an exercise price of $5.00 per share and expires in July 2010. We may redeem the Landlord Warrant at a price of $1.00 if the closing sale price of one share of our common stock equals or exceeds $7.50 for twenty consecutive trading days, subject to the right of the holder thereof to exercise the warrant prior to the redemption date.

        Also in July 2003, we entered into a Securities Purchase Agreement pursuant to which we issued (i) an aggregate of 3,666,666 shares of our common stock to certain accredited investors and (ii) warrants to purchase up to an aggregate of 366,666 shares of our common stock at an exercise price of $1.50 per share, subject to adjustment in specified circumstances (the "Private Placement Warrants"). The Private Placement Warrants are currently exercisable and expire in July 2006.

        In January 2004, in connection with a consulting agreement, we issued to our investor relations firm a warrant to purchase up to 35,000 shares of our common stock at an exercise price of $3.00 per share. The warrant is currently exercisable and expires in January 2007. In connection with a renewal of the consulting agreement, in October 2004, we issued a second warrant to the investor relations firm to purchase up to 15,000 shares of our common stock at an exercise price of $4.03 per share. The second warrant is currently exercisable and expires in October 2007.

        In May 2004, we completed the sale and issuance of subordinated convertible debentures in the aggregate principal amount of $10.1 million, warrants to purchase an aggregate of 326,730 shares of our common stock at an exercise price of $3.86 per share and warrants to purchase an aggregate of 313,117 shares of our common stock at an exercise price of $4.03 per share. The warrants expire on May 18, 2009. The debentures are due in five years, provide for 6.0% annual interest, payable quarterly, and are convertible into our common stock at an initial conversion price of $3.61 per share, subject to certain adjustments, including adjustments for dilutive issuances. From May 19, 2007 until May 18, 2008, the debentures may be redeemed by us, at our option, at 120% of the principal amount being redeemed; and from May 19, 2008 until the maturity date of May 18, 2009, the debentures may be redeemed at 110% of the principal amount being redeemed. As commissions related to the transaction, we also issued warrants to purchase an aggregate of 34,036 shares of our common stock at $3.61 per share. The warrants expire on May 18, 2009.

        Also in May 2004, we repurchased all of the outstanding shares of Series A preferred stock of the Iteris Subsidiary for an aggregate purchase price of approximately $17.5 million in cash and we purchased 547,893 shares of the Iteris Subsidiary common stock from DaimlerChrysler Ventures GmbH ("DCV") in consideration for the issuance of 1,219,445 shares of our common stock. Beginning on May 28, 2005, DCV has the right to request registration of all 1,219,445 shares of our common stock held as part of this exchange. In the event we decide not to file a registration statement to register all such shares, DCV may require us to repurchase any or all of its shares of our common stock at a purchase price of $1.438 per share. DCV was sold to European-based Cipio Partners for an undisclosed sum and its name was changed to Cipio Holding II GmbH.

        In June 2004, we entered into an exchange agreement with certain of the holders of the common stock of the Iteris Subsidiary, pursuant to which such holders agreed to exchange an aggregate of 1,319,541 shares of the Iteris Subsidiary common stock for an aggregate of 2,639,082 shares of our common stock. The exchange of shares was part of a plan of reorganization to consolidate the Iteris Subsidiary with our company.

        In connection with the consolidation and merger of the Iteris Subsidiary with and into our company, which merger was effected in October 2004, we assumed all of the outstanding warrants of the Iteris Subsidiary. All such warrants to purchase the Iteris Subsidiary common stock were automatically converted into warrants to purchase shares of our common stock, at the same one-for-two exchange ratio which applied to the outstanding common stock of the Iteris Subsidiary. As a result of the merger, warrants to purchase an aggregate of 250,000 shares of the Iteris Subsidiary common stock at an exercise price of approximately $2.80 per share, which were issued by the Iteris Subsidiary in August 2001, were converted into warrants to purchase an aggregate of 500,000 shares of our common stock at an exercise price of approximately $1.40 per share. The warrants are currently exercisable and expire in October 2006. In addition, a warrant issued to Ford Motor Company in July 2000 to purchase up to 1,531,867 shares of the Iteris Subsidiary common stock at an exercise price of $10.51 per share (subject to certain anti-dilution adjustments) was converted into a warrant to purchase up to 3,063,734 shares of our common stock at an exercise price of approximately $5.26 per share. The warrant was issued in connection with an agreement executed in July 2000 with Ford, and the shares subject to such warrant vest based on certain milestones set forth in the agreement. As of the date of our merger with our Iteris Subsidiary and the date of this prospectus, 154,718 of the shares subject to such warrant have vested in accordance with the agreement, and no additional shares are expected to vest in the future. The vested portion of the warrant is immediately exercisable, and the warrant will expire no later than January 2010.

        In April 2005, William Spreitzer, a former director of our Iteris Subsidiary, exercised the vested portions of his options and purchased 67,500 shares of our common stock at exercise prices ranging from $0.80 to $1.88 per share. In May 2005, we issued to Gary Smith a warrant to purchase up to 15,000 shares of our common stock at an exercise price of $1.42 per share pursuant to a severance arrangement. The warrant is immediately exercisable and expires in August 2013.

        We agreed to effect a shelf registration (of which this prospectus is a part) to register all of the shares issued or issuable in connection with the May 2001 private placement, the August 2002 private placement, the July 2003 private placement, the May 2004 debenture financing and the May 2004 share exchange in order to permit those selling stockholders and their transferees to sell their shares from time to time in the public market or in privately-negotiated transactions. We have agreed to use our best efforts to keep the registration statement effective until the earlier of:

          (i)    the date on which all such shares have been sold, and

          (ii)   the date on which all such shares may be sold pursuant to Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act").

        The shares issued or issuable to 1515 South Manchester, LLC (or its affiliates), the shares issuable upon exercise of the warrants issued to our investor relations firm, and the shares issuable upon exercise of the assumed warrants are being registered pursuant to their respective piggyback registration rights. The shares issued or issuable in connection with the share exchange completed in June 2004 are being registered to permit those selling stockholders and their transferees to sell these shares from time to time in the public market or in privately-negotiated transactions, such that they will enjoy the same benefits as the stockholders of the Iteris Subsidiary who received shares upon the effectiveness of the merger completed in October 2004, the final step of the reorganization and consolidation of the Iteris Subsidiary with and into our company.

        This prospectus also covers any additional shares of common stock which become issuable in connection with the shares being registered by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock. In addition, this prospectus covers the preferred stock purchase rights which currently trade with the common stock and entitle the holder to purchase additional shares of common stock under certain circumstances. See "Risk Factors—Certain Anti-Takeover Provisions May Affect The Price Of Our Common Stock And Discourage A Third Party From Acquiring Us."

        Except as otherwise indicated in the footnotes, the following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of May 1, 2005, based on the selling stockholders' representations regarding their ownership. We cannot estimate the number of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may sell all or some of their shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of their shares. For purposes of the table below, we assume that all shares owned by the selling stockholders which are offered by this prospectus will be sold. On May 1, 2005, 28,383,306 shares of our common stock were outstanding.

        Except as indicated in this section, we are not aware of any material relationship between us and the selling stockholders within the past three years other than as a result of the selling stockholders' beneficial ownership of our common stock.

	Beneficially Owned Before Offering					Beneficially Owned After Offering(1)
				Number of Shares Being Offered in Offering
Selling Stockholders	Number of Shares		Percent(2)			Number of Shares	Percent(2)
Milfam I L.P.	1,577,980	(3)	5.3%	497,050	(4)	16,375	*
Milfam II L.P.	1,577,980	(3)	5.3	170,180	(5)	16,375	*
Lloyd I. Miller Trust A-4	1,577,980	(3)	5.3	535,830	(6)	16,375	*
Lloyd I. Miller, III	1,577,980	(3)	5.3	358,545	(7)	16,375	*
Provident Premier Master Fund Ltd.	510,540	(8)	1.8	170,180	(9)	—	*
Irvin R. Kessler	510,540	(8)	1.8	340,360	(10)	—	*
Meadowbrook Opportunity Fund LLC	170,089	(11)	*	85,089	(11)	85,000	*
Potomac Capital Partners, LP(12)	1,287,937	(13)	4.5	272,288	(14)	391,875	1.4%
Potomac Capital International Ltd.(12)	1,287,937	(13)	4.5	102,108	(15)	391,875	1.4
Pleiades Investment Partners R L.P.(12)	1,287,937	(13)	4.5	521,666	(16)	391,875	1.4
Primarius Focus	515,357	(17)	1.8	85,089	(18)	175,000	*
Primarius Partners	515,357	(17)	1.8	187,197	(19)	175,000	*
Primarius Offshore Partners	515,357	(17)	1.8	68,071	(20)	175,000	*
Tom Kelleher	72,050	(21)	*	72,050	(21)	—	*
Susan Riley	27,228	(22)	*	27,228	(22)	—	*
Charlie Riley	27,228	(23)	*	27,228	(23)	—	*
Eloise Riley	27,228	(24)	*	27,228	(24)	—	*
Abigail Riley	27,228	(25)	*	27,228	(25)	—	*
Bryant Riley(26)	3,006,963	(27)	10.4	262,945	(28)	321,687	1.1
SACC Partners, L.P.(26)	3,006,963	(27)	10.4	1,884,579	(29)	321,687	1.1
B. Riley & Co., Inc.(26)	3,006,963	(27)	10.4	428,840	(30)	321,687	1.1
Bainbridge Partners, LLC	306,997	(31)	1.1	296,437	(32)	10,560	*
Dalart Investments, LP	390,373	(33)	1.4	330,473	(33)	59,900	*
Charles Schwab, Inc., Custodian for John Johnson IRA	962,074	(34)	3.3	34,035	(35)	928,039	3.2
Stephen Edwin Rowe	449,387	(36)	1.6	17,017	(37)	432,370	1.5

Charles Schwab, Inc., Custodian for Francis Memole IRA	249,334	(38)	*	17,017	(39)	232,317	*
Jason Moshonas	1,136	(40)	*	1,136	(40)	—	*
Paul J. Donnelly(56)	123,735	(41)	*	123,735	(41)	—	*
Jeremy Nowak	834	(42)	*	834	(42)	—	*
Jeremy Nowak and William Nowak	30,000	(43)	*	30,000	(43)	—	*
The Guardi Family Trust(56)	7,901	(44)	*	7,901	(44)	—	*
Brian Dunderdale & Nicole Dunderdale JTTEN/ WROS	758	(45)	*	758	(45)	—	*
Joel and Judith Slutzky Trust DTD 08/25/94	2,114,245	(46)	7.4	661,586		1,308,043	4.6
Joel Slutzky IRA Charles Schwab Custodian	2,114,245	(46)	7.4	144,616		1,308,043	4.6
Kevin C. and Susan T. Daly TTEE U/A/D 05/04/99	378,132	(47)	1.3	329,032		49,100	*
Gregory A. Miner	960,783	(48)	3.3	41,188		680,784	2.4
Wachovia Securities Custodian for Greg Miner IRA# JFK R24585(49)	960,783	(48)	3.3	219,581	(50)	680,784	2.4
Wachovia Securities Custodian for Loren Miner IRA# JFK R24577-ORC(49)	960,783	(48)	3.3	19,230		680,784	2.4
Abbas Mohaddes	1,051,415	(51)	3.7	689,239	(52)	342,176	1.2
The Mohaddes Family Trust, dated 12/19/02	1,051,415	(51)	3.7	11,540		342,176	1.2
First American Trust, FSB as Trustee for the Iteris, Inc. Deferred Compensation Savings Plan No. 1033-0088-00	1,051,415	(51)	3.7	8,460		342,176	1.2
Richard R. Bonadio	241,210		*	241,210		—	*
1515 South Manchester, LLC(53)	107,000	(54)	*	75,000	(54)	32,000	*
Dartbrook-Twin Oaks, L.P.(55)	123,973		*	123,973		—	*
William T. White, III, Trustee of the William T. White, III Revocable Trust Dated 9/7/88(55)	56,250		*	56,250		—	*
William H. McFarland and Rose-Marie McFarland, Trustees of the William H. McFarland and Rose-Marie McFarland Family Trust u/t/a dated February 13, 1998(55)	109,776		*	109,776		—	*
Anthony A. Allen and Virginia M. Allen, as Trustees of The Allen Family Trust dated April 10, 1985(55)	71,821		*	70,821		1,000	*

Scott Allen and Janis Allen, Trustees of the Scott and Janis Allen Living Trust dated August 12, 1989(55)	7,090		*	7,090		—		*
Stephen D. Weinress	47,500	(57)	*	47,500	(57)	—		*
Carl E. Frankson	112,500	(58)	*	112,500	(58)	—		*
Gregory E. Presson(56)	62,500	(59)	*	62,500	(59)	—		*
Andre D. Guardi(56)	127,067	(60)	*	119,166	(60)	—		*
Patrick S. Bannister	35,834	(61)	*	35,834	(61)	—		*
Robert W. Campbell(56)	6,666	(62)	*	6,666	(62)	—		*
Ford Motor Company	154,718	(63)	*	154,718	(63)	—		*
Hayden Communications, Inc.	60,000	(64)	*	50,000	(64)	10,000		*
Special Situations Cayman Fund, L.P.	4,136,655	(65)	15.6	678,300	(66)	—		*
Special Situations Private Equity Fund, L.P.	4,136,655	(65)	15.6	1,119,200	(67)	—		*
Special Situations Fund III, L.P.	4,136,655	(65)	15.6	2,339,155	(68)	—		*
Roth Capital Partners, LLC(69)	112,500	(70)	*	112,500	(70)	—		*
Castle Creek Technology Partners LLC(71)	426,667	(72)	2.9	426,667	(72)	—		*
William Spreitzer(73)	67,500		*	67,500		—		*
Gary Smith(74)	169,849	(75)	*	15,000	(76)	154,849	(77)	*
Cipio Holding II GmbH	1,219,445			1,219,445		—		*

*
Less than 1%

(1)
This table assumes that all shares owned by the selling stockholders which are offered by this prospectus are being sold. The selling stockholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling stockholders also may offer and sell less than the number of shares indicated. The selling stockholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale.

(2)
Based on 28,383,306 shares of common stock outstanding on May 1, 2005. Shares of common stock subject to options or warrants or convertible debentures which are exercisable within 60 days of May 1, 2005 are deemed to be beneficially owned by the person holding such options or warrants or convertible debentures for the purpose of computing the percentage of ownership of such person but are not treated as outstanding for the purpose of computing the percentage of any other person. Other than as described in the preceding sentence, shares issuable upon exercise of outstanding options and warrants or convertible debentures are not deemed to be outstanding.

(3)
Based on securities held as of May 6, 2005. Includes (i) 5,000 shares held by the Lloyd I. Miller Trust A-2; (ii) 5,000 shares held by Lloyd I. Miller Trust A-3; (iii) 725 shares held by Milfam I L.P.; (iv) 2,650 shares held by Milfam II L.P.; (v) 3,000 shares held by Lloyd I. Miller, III; (vi) 742,381 shares issuable upon conversion of convertible debentures held by Milfam I L.P., Milfam II L.P., Lloyd I. Miller Trust A-4 and Lloyd I. Miller, III; and (vii) 126,704 shares subject to warrants held by Milfam I L.P., Milfam II L.P., the Lloyd I. Miller Trust A-4 and Mr. Miller which are currently exercisable. Lloyd I. Miller, III is the manager of Milfam LLC. Milfam LLC is the managing general partner of Milfam I L.P. and Milfam II L.P. Mr. Miller is the advisor to the trustee of the Lloyd I. Miller Trust A-2, Lloyd I. Miller Trust A-3 and Lloyd I. Miller Trust A-4.

(4)
Includes (i) 138,504 shares issuable upon conversion of a convertible debenture in the principal amount of $500,000, (ii) 326,870 shares issuable upon conversion of a convertible debenture in the principal amount of $1,180,000 and (iii) 31,676 shares subject to warrants which are currently exercisable.

(5)
Includes (i) 138,504 shares issuable upon conversion of a convertible debenture in the principal amount of $500,000 and (ii) 31,676 shares subject to warrants which are currently exercisable.

(6)
Includes (i) 138,504 shares issuable upon conversion of a convertible debenture in the principal amount of $500,000, (ii) 365,650 shares issuable upon conversion of a convertible debenture in the principal amount of $1,320,000 and (iii) 31,676 shares subject to warrants which are currently exercisable.

(7)
Includes (i) 138,504 shares issuable upon conversion of a convertible debenture in the principal amount of $500,000, (ii) 188,365 shares issuable upon conversion of a convertible debenture in the principal amount of $680,000 and (iii) 31,676 shares subject to warrants which are currently exercisable.

(8)
Includes 415,512 shares issuable upon conversion of convertible debentures and 95,028 shares subject to a warrant which is currently exercisable, all held by Provident Premier Master Fund Ltd. and Irvin R. Kessler. Irvin Kessler is the Managing Member and Chief Investment Officer for Provident Advisors LLC, the Investment Advisor to the Provident Premier Master Fund Ltd.

(9)
Includes 138,504 shares issuable upon conversion of a convertible debenture in the principal amount of $500,000 and 31,676 shares subject to warrants which are currently exercisable.

(10)
Includes 277,008 shares issuable upon conversion of a convertible debenture in the principal amount of $1,000,000 and 63,252 shares subject to warrants which are currently exercisable.

(11)
Includes 15,837 shares subject to warrants which are currently exercisable.

(12)
The voting power over the shares are shared by Potomac Capital Management LLC, Potomac Capital Management Inc. and Paul J. Solit. Potomac Capital Management Inc. is the Investment Manager of a managed account of Pleiades Investment Partners-R, LP. Paul J. Solit is the President and sole owner of Potomac Capital Management Inc. Potomac Capital Management LLC is the General Partner of Potomac Capital Partners LP. Mr. Paul J. Solit is the Managing Member of Potomac Capital Management LLC. Potomac Capital Management Inc. is the Investment Manager of Potomac Capital International Ltd., an international business company formed under the laws of the British Virgin Islands. Paul J. Solit is a Director of Potomac Capital International Ltd.

(13)
Includes 304,708 shares issuable upon conversion of convertible debentures held by Potomac Capital Partners, LP and Potomac Capital International Ltd. and 128,021 shares issuable upon exercise of warrants held by Potomac Capital Partners, LP, Potomac Capital International Ltd. and Pleiades Investment Partners-R, LP that are currently exercisable.

(14)
Includes 221,606 shares issuable upon conversion of a convertible debenture in the principal amount of $800,000 and 50,682 shares subject to warrants which are currently exercisable.

(15)
Includes 83,102 shares issuable upon conversion of a convertible debenture in the principal amount of $300,000 and 19,006 shares subject to warrants which are currently exercisable.

(16)
Includes 58,333 shares of common stock subject to a warrant which is currently exercisable.

(17)
Includes (i) 277,007 shares issuable upon conversion of convertible debentures held by Primarius Focus, Primarius Partners and Primarius Offshore Partners and (ii) 63,350 shares issuable upon exercise of warrants held by such funds. Primarius Capital is the General Partner of each of Primarius Focus, Primarius Partners and Primarius Offshore Partners. Patrick Lin is the managing partner of Primarius Capital.

(18)
Includes 69,252 shares issuable upon conversion of a convertible debenture in the principal amount of $250,000 and 15,837 shares subject to warrants which are currently exercisable.

(19)
Includes 152,354 shares issuable upon conversion of a convertible debenture in the principal amount of $550,000 and 34,843 shares subject to warrants which are currently exercisable.

(20)
Includes 55,401shares issuable upon conversion of a convertible debenture in the principal amount of $200,000 and 12,670 shares subject to warrants which are currently exercisable.

(21)
Includes 13,850 shares issuable upon conversion of a convertible debenture in the principal amount of $50,000 and 11,500 shares subject to warrants which are currently exercisable.

(22)
Includes 22,160 shares issuable upon conversion of a convertible debenture in the principal amount of $80,000 and 5,068 shares subject to warrants which are currently exercisable.

(23)
Includes 22,160 shares issuable upon conversion of a convertible debenture in the principal amount of $80,000 and 5,068 shares subject to warrants which are currently exercisable.

(24)
Includes 22,160 shares issuable upon conversion of a convertible debenture in the principal amount of $80,000 and 5,068 shares subject to warrants which are currently exercisable.

(25)
Includes 22,160 shares issuable upon conversion of a convertible debenture in the principal amount of $80,000 and 5,068 shares subject to warrants which are currently exercisable.

(26)
Bryant Riley owns all of the outstanding shares of B. Riley & Co., Inc., an NASD member broker-dealer. Mr. Riley also manages and owns all of the outstanding membership interests of Riley Investment Management LLC ("RIM"), a California registered investment adviser. RIM is the investment adviser to and general partner of SACC Partners L.P. B. Riley & Co., Inc. has provided financial advisory services to us and has received payments (including warrants) for such services.

(27)
Based on securities held as of May 6, 2005. Includes (i) 88,640 shares issuable upon conversion of convertible debentures held by Bryant Riley's children and (ii) 495,570 shares issuable upon exercise of warrants held by Bryant Riley, his children, B. Riley & Co., Inc. and SACC Partners L.P. that are currently exercisable. Mr. Riley disclaims beneficial ownership of the shares held for his children's accounts.

(28)
Includes 76,412 shares subject to warrants which are currently exercisable.

(29)
Includes 341,713 shares subject to warrants which are currently exercisable.

(30)
Includes 57,173 shares subject to warrants which are currently exercisable.

(31)
Includes 41,551 shares issuable upon conversion of a convertible debenture in the principal amount of $150,000 and 9,502 shares subject to warrants which are currently exercisable. Also includes 9,260 shares held in Edward Victor's IRA and 1,300 shares held by the Victor Family Foundation for which Mr. Victor serves as the trustee. Edward Victor is the manager of Bainbridge Partners, LLC.

(32)
Includes 41,551 shares issuable upon conversion of a convertible debenture in the principal amount of $150,000 and 9,502 shares subject to warrants which are currently exercisable.

(33)
Includes 69,252 shares issuable upon conversion of a convertible debenture in the principal amount of $250,000 and 15,837 shares subject to warrants which are currently exercisable.

(34)
The shares are beneficially owned by John Johnson, the President, Chief Executive Officer and a director of Iteris, Inc. Includes (i) 27,700 shares issuable upon conversion of convertible debentures held by Mr. Johnson's IRA, (ii) 6,335 shares issuable upon exercise of warrants held by Mr. Johnson's IRA which are currently exercisable, and (iii) 553,180 shares issuable upon exercise of options held by Mr. Johnson that are currently exercisable or will become exercisable within 60 days after May 1, 2005.

(35)
Includes 27,700 shares issuable upon conversion of a convertible debenture in the principal amount of $100,000 and 6,335 shares subject to warrants which are currently exercisable.

(36)
Mr. Rowe is a Senior Vice President of Iteris, Inc. Includes 394,984 shares issuable upon exercise of options that are currently exercisable.

(37)
Includes 13,850 shares issuable upon conversion of a convertible debenture in the principal amount of $50,000 and 3,167 shares subject to warrants which are currently exercisable.

(38)
The shares are beneficially owned by Francis Memole, a Senior Vice President and a General Manager of Iteris, Inc. Includes (i) 13,850 shares issuable upon conversion of a convertible debenture, (ii) 3,167 shares issuable upon exercise of warrants that are currently exercisable, and (iii) 180,496 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after May 1, 2005.

(39)
Includes 13,850 shares issuable upon conversion of a convertible debenture in the principal amount of $50,000 and 3,167 shares subject to warrants which are currently exercisable.

(40)
Consists of shares subject to a warrant which is currently exercisable.

(41)
Consists of shares subject to warrants which are currently exercisable.

(42)
Consists of shares subject to a warrant which is currently exercisable.

(43)
Includes 25,000 shares of common stock subject to a warrant which is currently exercisable.

(44)
Consists of shares subject to a warrant which is currently exercisable.

(45)
Consists of shares subject to a warrant which is currently exercisable.

(46)
The shares are beneficially owned by Joel Slutzky, a member of our board of directors. Includes 190,000 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after May 1, 2005. Excludes shares of common stock held in trust for the benefit of Gail Standt, Alan Slutzky and Eric Slutzky and their children as well as shares in the Joel Slutzky Family Trust as to which Mr. Slutzky has no investment or voting power and disclaims any beneficial ownership.

(47)
The shares are beneficially owned by Kevin Daly, a member of our board of directors. Includes (i) 100 shares held by Dr. Daly's spouse, (ii) 329,032 shares held by a trust to which Dr. Daly serves as a trustee, and (iii) 33,000 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after May 1, 2005.

(48)
Includes (i) 13,850 shares issuable upon conversion of convertible debentures held by Mr. Miner's IRA, (ii) 19,834 shares issuable upon exercise of warrants held by Mr. Miner's IRA that are currently exercisable, (iii) 19,230 shares held by Mr. Miner's IRA, (iv) 19,230 shares held by Mr. Miner's wife's IRA and (v) 510,000 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after May 1, 2005.

(49)
The shares are beneficially owned by Greg Miner, the Chairman of the Board of Iteris, Inc. Prior to the merger of the Iteris Subsidiary into the company in October 2004, Mr. Miner served as the company's Chief Executive Officer and Chief Financial Officer and as a director.

(50)
Includes 16,667 shares of common stock subject to a warrant.

(51)
The shares are beneficially owned by Abbas Mohaddes, an Executive Vice President, a General Manager and an Assistant Secretary of Iteris, Inc. Includes (i) 13,850 shares issuable upon conversion of convertible debentures, (ii) 3,167 shares issuable upon exercise of warrants that are currently exercisable, and (iii) 228,000 shares issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after May 1, 2005.

(52)
Includes 3,167 shares subject to a warrant which is currently exercisable.

(53)
Includes 32,000 shares held by William McFarland, the Managing Member of 1515 South Manchester, LLC. 1515 South Manchester, LLC is our landlord for our principal operating facilities located in Anaheim, California.

(54)
Consists of 75,000 shares of common stock subject to a warrant which is currently exercisable.

(55)
Such selling stockholder is an affiliate of 1515 South Manchester, LLC, our landlord.

(56)
Such selling stockholder is an affiliate or is a former affiliate of B. Riley & Co., Inc., which has provided financial advisory services to us and has received payments (including warrants) for such services.

(57)
Consists of shares of common stock subject to a warrant which is currently exercisable.

(58)
Consists of shares of common stock subject to a warrant which is currently exercisable.

(59)
Consists of shares of common stock subject to a warrant which is currently exercisable.

(60)
Consists of shares of common stock subject to a warrant which is currently exercisable.

(61)
Consists of shares of common stock subject to a warrant which is currently exercisable.

(62)
Consists of shares of common stock subject to a warrant which is currently exercisable.

(63)
Consists of shares of common stock subject to a warrant which is currently exercisable.

(64)
Includes 50,000 shares of common stock subject to warrants which are currently exercisable and 10,000 shares held by Matthew Hayden. Matthew Hayden is the President and owner of Hayden Communications. Hayden Communications provides investor relations services to us.

(65)
Includes 1,250,000 shares issuable upon exercise of warrants that were issued to Special Situations Cayman Fund, L.P., Special Situations Fund III, L.P. and Special Situations Private Equity Fund, L.P. (collectively, the "Special Situations Funds"). Austin W. Marxe and David M. Greenhouse share voting power and shared dispositive power over the shares of common stock (including the 1,250,000 shares issuable upon exercise of warrants) held by the Special Situations Funds. Messrs. Marxe and Greenhouse are the controlling principals of AWM Investment Company, Inc. ("AWM"), the general partner of Special Situations Cayman Fund, L.P. AWM is the general partner of MGP Advisers Limited Partnership, the general partner of Special Situations Fund III, L.P. In addition, Messrs. Marxe and Greenhouse are members of MG Advisers L.L.C., the general partner of Special Situations Private Equity Fund, L.P.

(66)
Includes 208,300 shares of common stock subject to a warrant which is currently exercisable.

(67)
Includes 333,350 shares of common stock subject to a warrant which is currently exercisable.

(68)
Includes 708,350 shares of common stock subject to a warrant which is currently exercisable.

(69)
As the chairman and chief executive officer of Roth Capital Partners, LLC, Byron C. Roth controls the voting and disposition of shares held by Roth Capital Partners, LLC.

(70)
Consists of 112,500 shares of common stock subject to warrants which are currently exercisable.

(71)
As investment manager under a management agreement, Castle Creek Partners, LLC may exercise dispositive and voting power with respect to the shares owned by Castle Creek Technology Partners LLC. Castle Creek Partners, LLC disclaims beneficial ownership of such shares. Daniel Asher is the managing member of Castle Creek Partners, LLC. Mr. Asher disclaims beneficial ownership of the shares owned by Castle Creek Technology Partners LLC.

(72)
Consists of 426,667 shares of common stock subject to a warrant which is currently exercisable.

(73)
Mr. Spreitzer served as a director of our Iteris Subsidiary until the merger of such subsidiary into the company in October 2004.

(74)
Mr. Smith previously served as our Vice President, Controller and Secretary. He resigned from his positions with the company effective September 30, 2003.

(75)
Based on securities held as of May 6, 2005. Includes 15,000 shares of common stock subject to a warrant which is currently exercisable and 119,998 shares of common stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after May 1, 2005.

(76)
Consists of shares of common stock subject to a warrant which is currently exercisable.

(77)
Includes 119,998 shares of common stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after May 1, 2005.

PLAN OF DISTRIBUTION

        We are registering the shares of common stock covered by this prospectus on behalf of the selling stockholders, which, as used herein, includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests therein received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer. We will not receive any of the proceeds from sales or other dispositions of the shares or interests therein by the selling stockholders or their transferees. If the warrants were exercised in full, we would receive proceeds of $9,006,577, which would be used for general corporate purposes.

        The selling stockholders named in this prospectus, or pledgees, donees, transferees or other successors-in-interest selling shares received from the selling stockholders as a gift, partnership distribution or other transfer after the date of this prospectus, may sell or otherwise dispose of these shares or interests therein from time to time. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each disposition. The dispositions may be made on one or more exchanges or in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may effect such transactions by selling their shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

  •
  a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its account under this prospectus;

  •
  an exchange distribution in accordance with the rules of such exchange;

  •
  in transactions otherwise than on these exchanges or systems or in the over-the-counter market, including negotiated sales;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  through the settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  in privately negotiated transactions;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in such resales.

        The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of their shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders also may loan or pledge their shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

        Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary broker-dealers or the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act.

        In addition, any securities covered by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

        The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchase and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

        We will file a supplement to this prospectus, if required, under Rule 424(b) under the Securities Act upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

  •
  the name of each such selling stockholder and of the participating broker-dealer(s),

  •
  the number of shares involved,

  •
  the price at which such shares were sold,

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable,

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

  •
  other facts material to the transaction.

        In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus.

        We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of their shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of their shares against certain liabilities, including liabilities arising under the Securities Act. In addition, we have agreed to indemnify the selling stockholders and their affiliates against certain liabilities, including liabilities arising under the Securities Act.

LEGAL MATTERS

        The legality of the shares offered hereby will be passed upon for Iteris by Dorsey & Whitney LLP, Irvine, California.

EXPERTS

        McGladrey & Pullen LLP, our independent registered public accounting firm, have audited our consolidated financial statements and schedule for the year ended March 31, 2005 included in our Annual Report on Form 10-K for the year ended March 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such consolidated financial statements and schedule are incorporated by reference in reliance on McGladrey & Pullen LLP's report, given on their authority as experts in accounting and auditing.

        Ernst & Young LLP, our previous independent registered public accounting firm, have audited our consolidated financial statements and schedule for the year ended March 31, 2004 included in our Annual Report on Form 10-K for the year ended March 31, 2005, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Such consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

We have not authorized any person to make a statement that differs from what is in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is complete and accurate as of its date, but the information may change after that date.

ITERIS, INC.

16,385,565 Shares
of
Common Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the various costs and expenses to be paid by us with respect to the sale and distribution of the securities being registered. All of the amounts shown are estimates except for the SEC registration fee.

SEC Registration Fee	$5,786
Printing Expenses	5,000
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	45,000
Miscellaneous	4,214

Total	$85,000

        We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of their shares.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Under Section 145 of the Delaware General Corporation Law, Iteris can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Iteris' bylaws provide that Iteris will indemnify its directors and officers to the fullest extent permitted by law and require Iteris to advance litigation expenses upon receipt by Iteris of an undertaking by the director or officer to repay such advances if it is ultimately determined that the director or officer is not entitled to indemnification. The bylaws further provide that rights conferred under such bylaws do not exclude any other right such persons may have or acquire under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

        Iteris' certificate of incorporation provides that, under Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to Iteris and its stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Iteris or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

        Iteris has entered into agreements to indemnify its directors, the directors of certain of its subsidiaries and certain of its officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements, among other things, indemnify Iteris' directors and certain of its officers for certain expenses, attorneys' fees, judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of Iteris, on account of services as a director or officer of Iteris, or as a director or officer of any other company or enterprise to which the person provides services at the request of Iteris.

ITEM 16. EXHIBITS

Exhibit Number	Description	Where Located
4.1	Specimen of common stock certificate.	Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A as filed with the SEC on December 8, 2004
4.2	Amended and Restated Rights Agreement, dated as of May 10, 2004, by and between the registrant and U.S. Stock Transfer Corporation, including the exhibits thereto	Incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form 8-A/A as filed with the SEC on June 18, 2004
4.3	Stock Purchase Warrant dated November 29, 2001 issued to Castle Creek Technology Partners LLC	Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on December 6, 2001
4.4	Form of Series A Warrant issued to private placement investors in August 2002	Incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on September 2, 2002
4.5	Form of Series B Warrant issued to private placement investors in August 2002	Incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on September 2, 2002
4.6	Warrant A-1 dated August 16, 2002 issued to Roth Capital Partners, LLC for the purchase of 75,000 shares of common stock	Incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on September 2, 2002
4.7	Warrant A-2 dated August 16, 2002 issued to Roth Capital Partners, LLC for the purchase of 50,000 shares of common stock	Incorporated by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on September 2, 2002
4.8	Warrant A-3 dated August 16, 2002 issued to Roth Capital Partners, LLC for the purchase of 62,500 shares of common stock	Incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on September 2, 2002
4.9	Warrant to Purchase Common Stock issued to 1515 South Manchester, LLC.	Incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-1 as filed with the SEC on November 7, 2003
4.10	Form of Warrant issued to private placement investors in July 2003	Incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement on Form S-1 as filed with the SEC on November 7, 2003
4.11	Warrants dated January 21, 2004 and October 25, 2004 issued to Hayden Communications, Inc.	Filed Herewith
4.12	Debenture Purchase and Warrant Agreement, dated May 19, 2004, by and among the registrant and certain investors	Incorporated by reference to Exhibit10.25 to the Registrant's Registration Statement on Form S-1 as filed with the SEC on July 14, 2004

4.13	Form of Warrant dated May 19, 2004 for convertible debenture financing	Incorporated by reference to Exhibit B to Exhibit 10.25 to the Registrant's Registration Statement on Form S-1 as filed with the SEC on July 14, 2004
4.14	Form of Warrants issued to affiliates of L.H. Friend, Weinress, Frankson & Presson, LLC in October 2001 (assumed by the registrant in October 2004)	Filed Herewith
4.15	Warrant issued to Ford Motor Company in July 2000 (assumed by the registrant in October 2004)	Filed Herewith
4.16	Warrant issued to Gary Smith in May 2005	Filed Herewith
5.1	Opinion of Dorsey & Whitney LLP	Filed Herewith
23.1	Consent of Independent Registered Public Accounting Firm, McGladrey & Pullen, LLP	Filed Herewith
23.2	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP	Filed Herewith
23.3	Consent of Dorsey & Whitney LLP	Included in Exhibit 5.1
24.1**	Power of Attorney	Included in signature page

**
Previously filed on January 10, 2005 with the initial submission of this registration statement on Form S-3.

ITEM 17. UNDERTAKINGS

        The undersigned Registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act;

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering price may be reflected in the form of prospectus filed with the SEC under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by us pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of Iteris' Annual Report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference into this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Iteris pursuant to the foregoing provisions, or otherwise, Iteris has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Iteris of expenses incurred or paid by a director, officer or controlling person of Iteris in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Iteris will, unless in the opinion of its counsel the question has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Anaheim, state of California, on July 22, 2005.

ITERIS, INC.

By:	/s/ JACK JOHNSON Jack Johnson President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated on July 22, 2005.

Signature	Title

/s/ JACK JOHNSON Jack Johnson	President, Chief Executive Officer and Director (principal executive officer)
/s/ JAMES S. MIELE James S. Miele	Vice President, Chief Financial Officer and Secretary (principal financial and accounting officer)
* Gregory A. Miner	Chairman of the Board
* Kevin C. Daly	Director
* Gary Hernandez	Director
* Hartmut Marwitz	Director
* Jerry F. Muench	Director
* John W. Seazholtz	Director

* Joel Slutzky	Director
* Thomas L. Thomas	Director
* Paul E. Wright	Director

*By:	/s/ JACK JOHNSON Jack Johnson Pursuant to Power of Attorney

INDEX OF EXHIBITS

Exhibit Number	Description	Where Located
4.1	Specimen of common stock certificate.	Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A as filed with the SEC on December 8, 2004
4.2	Amended and Restated Rights Agreement, dated as of May 10, 2004, by and between the registrant and U.S. Stock Transfer Corporation, including the exhibits thereto	Incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form 8-A/A as filed with the SEC on June 18, 2004
4.3	Stock Purchase Warrant dated November 29, 2001 issued to Castle Creek Technology Partners LLC	Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on December 6, 2001
4.4	Form of Series A Warrant issued to private placement investors in August 2002	Incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on September 2, 2002
4.5	Form of Series B Warrant issued to private placement investors in August 2002	Incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on September 2, 2002
4.6	Warrant A-1 dated August 16, 2002 issued to Roth Capital Partners, LLC for the purchase of 75,000 shares of common stock	Incorporated by reference to Exhibit 4.7 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on September 2, 2002
4.7	Warrant A-2 dated August 16, 2002 issued to Roth Capital Partners, LLC for the purchase of 50,000 shares of common stock	Incorporated by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on September 2, 2002
4.8	Warrant A-3 dated August 16, 2002 issued to Roth Capital Partners, LLC for the purchase of 62,500 shares of common stock	Incorporated by reference to Exhibit 4.9 to the Registrant's Registration Statement on Form S-3 as filed with the SEC on September 2, 2002
4.9	Warrant to Purchase Common Stock issued to 1515 South Manchester, LLC.	Incorporated by reference to Exhibit 4.4 to the Registrant's Registration Statement on Form S-1 as filed with the SEC on November 7, 2003
4.10	Form of Warrant issued to private placement investors in July 2003	Incorporated by reference to Exhibit 4.5 to the Registrant's Registration Statement on Form S-1 as filed with the SEC on November 7, 2003
4.11	Warrants dated January 21, 2004 and October 25, 2004 issued to Hayden Communications, Inc.	Filed Herewith
4.12	Debenture Purchase and Warrant Agreement, dated May 19, 2004, by and among the registrant and certain investors	Incorporated by reference to Exhibit10.25 to the Registrant's Registration Statement on Form S-1 as filed with the SEC on July 14, 2004
4.13	Form of Warrant dated May 19, 2004 for convertible debenture financing	Incorporated by reference to Exhibit B to Exhibit 10.25 to the Registrant's Registration Statement on Form S-1 as filed with the SEC on July 14, 2004

4.14	Form of Warrants issued to affiliates of L.H. Friend, Weinress, Frankson & Presson, LLC in October 2001 (assumed by the registrant in October 2004)	Filed Herewith
4.15	Warrant issued to Ford Motor Company in July 2000 (assumed by the registrant in October 2004)	Filed Herewith
4.16	Warrant issued to Gary Smith in May 2005	Filed Herewith
5.1	Opinion of Dorsey & Whitney LLP	Filed Herewith
23.1	Consent of Independent Registered Public Accounting Firm, McGladrey & Pullen, LLP	Filed Herewith
23.2	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP	Filed Herewith
23.3	Consent of Dorsey & Whitney LLP	Included in Exhibit 5.1
24.1**	Power of Attorney	Included in signature page

**
Previously filed on January 10, 2005 with the initial submission of this registration statement on Form S-3.

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THE COMPANY
RISK FACTORS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
  ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 16. EXHIBITS
  ITEM 17. UNDERTAKINGS
SIGNATURES
INDEX OF EXHIBITS